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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                     KRUPP CASH PLUS-II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     KRUPP CASH PLUS-II LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                    501113104
                      (CUSIP Number of Class of Securities)

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                                 Laurence Gerber
                              The Krupp Corporation
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:

     Scott D. Spelfogel, Esq.                   James M. Dubin, Esq.
       The Berkshire Group           Paul, Weiss, Rifkind, Wharton & Garrison
       470 Atlantic Avenue                  1285 Avenue of the Americas
  Boston, Massachusetts 02210             New York, New York  10019-6064
         (617) 423-2233                           (212) 373-3000


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            This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") by Krupp Cash Plus-II Limited Partnership, a Massachusetts limited partnership (the "Partnership"), on February 25, 1997 and relates to the tender offer made by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and, together with Krescent, the "Purchasers"), disclosed in a Tender Offer Statement on
Schedule 14D-1 filed with the Commission on February 20, 1997, to purchase up to 1,536,630 of the issued and outstanding Depositary Receipts representing the Partnership's Units of Investor Limited Partnership Interests (the "Units") at a purchase price of $7.45 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 20, 1997 and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Item 4 of the
Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

            Item 4(b)(i) of the Schedule 14D-9 is hereby amended by deleting the second paragraph thereof and replacing it with the following:

            "The net asset value estimate of the Corporate General Partner was determined based on (A) the estimated value of five of the Partnership's six properties, determined based on discounted cash flows for such properties (utilizing discount rates ranging from 11.0% to 11.5%), to which cap rates (ranging from 8.5% to 10.0%, depending on the age and condition of each property) were applied, and deducting an amount equal to 3% of the estimated value of each of the properties to reflect estimated transaction costs in connection with an assumed sale thereof and (B) the Corporate General Partner's estimate of the fair market value of one of its six properties, based on current market conditions, assuming a sale of such property. The values of the Partnership's properties were determined by officers of the Corporate General Partner, based on their expertise in the real estate industry and, with respect to five of the six properties, in reliance on preliminary draft appraisals prepared by Marshall & Stevens Incorporated, an independent third party appraisal firm. In determining net asset value, the Corporate General Partner also took into account the Partnership's non-real estate assets (including mortgage-backed securities and cash), aggregating approximately $17 million as of December 31, 1996, and liabilities, aggregating approximately $900,000 as of December 31, 1996. The Corporate General Partner's estimate of net asset value does not necessarily reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Actual sale prices, transaction costs and market conditions will affect the amounts available for distribution."




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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1997


                              KRUPP CASH PLUS-II LIMITED PARTNERSHIP

                              By: The Krupp Corporation, a
                                   general partner


                              By: s/Laurence Gerber
                                  -----------------------------------
                                  Name:    Laurence Gerber
                                  Title:   President





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